UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Petrolera Pampa’s Capital Increase. Assignment of preemptive subscription right and accretion right to PESA’s shareholders.

Buenos Aires, October 15, 2013. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP ‘Pampa’ or the ‘Company’) informs that, on October 3 past, Petrolera Pampa S.A., a subsidiary of PESA (hereinafter, “PEPASA”), reported to the Company that it would call a Shareholders’ Meeting to increase its stock capital so as to raise up to $100,000,000 (One Hundred Million Pesos) in order to consolidate its financial position and thus access more easily to the financial markets and carry into effect PEPASA’s proposed investments (hereinafter, “PEPASA’s Capital Increase”) according to its business plans for the exploration and exploitation of hydrocarbons.

On the date hereof, the Company’s Board of Directors has resolved to assign its preemptive subscription right in connection with PEPASA’s Capital Increase to all those of PESA’s shareholders who are registered by Caja de Valores S.A. as of October 15, 2013.

The Company will report in due course the date and manner in which the Preemptive Subscription Right coupon for participating in PEPASA’s Capital Increase will be made available to PESA’s shareholders as of the above mentioned date.

This resolution adopted by the Company’s Board of Directors will allow the referred PESA’s shareholders to take part directly in the development of the hydrocarbon business in Argentina, which offers excellent growth opportunities.

THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN CONNECTION WITH THE CAPITAL INCREASE TO WHICH REFERENCE IS MADE HEREIN, NOR SHALL ANY SALE OF SECURITIES WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE ILLEGAL PENDING THE RELEVANT REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

For further information, contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

Lida Wang - Special Projects and Investor Relations Associate

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: +54 (11) 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 15, 2013

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.